Mail Stop 3561

July 28, 2009

Joseph L. Griffin, Chief Executive Officer
Hiland Holdings GP, LP
Hiland Partners, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701

> **Re:** **Hiland Holdings GP, LP, and co-filers**
> **Schedule 13E-3**
> **Filed July 1, 2009**
> **File No. 5-82081**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 1, 2009**
> **File No. 1-33018**
>
> **Hiland Partners, LP, and co-filers**
> **Schedule 13-E3**
> **Filed July 1, 2009**
> **File No. 5-80564**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 1, 2009**
> **File No. 0-51120**

Dear Mr. Griffin:

We have reviewed of your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Hiland Holdings GP, LP

Schedule 13E-3

1. Please tell us what consideration was given to whether the Harold Hamm DST Trust, the Harold Hamm HJ Trust, and Bert Mackie, as trustee of these two trusts, are affiliates engaged in the transaction for purposes of Rule 13e-3 and should be named as filing persons on the Schedule 13E-3. For guidance, please refer to Section ii.D.3 of the Current Issues Outline dated November 14, 2000 available on our website at www.sec.gov.

Item 3. Identity and Background of Filing Persons

2. Please include the disclosure in this item in an appropriate location in the proxy statement. Given the substantial similarity between the Schedules 13E-3 filed with respect to Hiland Holdings and Hiland Partners, please apply each comment to both such Schedules, as applicable.

Item 13. Financial Information

3. Please tell us why you believe that the pro forma financial information required by Item 1010(b) of Regulation M-A is not applicable.

Preliminary Proxy Statement on Schedule 14A

Cover Page

4. Please revise the cover page of your proxy statement and the form of proxy to clearly identify each as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

5. Please specify the color of each company's proxy card. Please ensure that each card is a different color to avoid confusion among security holders.

6. Please fill in the blanks in your proxy statement.

Notice of Special Meeting of Unitholders of Hiland Holdings GP, LP

7. In the third-to-last paragraph of the letter, you state that an affirmative vote of holders of majority of your outstanding common units entitled to vote, other than common

units held by Harold Hamm, your officers and directors, and Mr. Hamm's affiliates, including Continental Gas Holdings, Inc., the Harold Hamm DST Trust, and the Harold Hamm HJ Trust are required to approve the Hiland Holdings merger and merger agreement. However, the Harold Hamm DST Trust and the Harold Hamm HJ Trust are not listed as filers on your Schedule 13E-3. Please revise this paragraph to state affirmatively who is considered an affiliate based upon Rule 13e-3(a)(1) under the Exchange Act.

Summary Term Sheet, page 1

8. It appears that some information in your Summary Term Sheet is duplicative of some information found in the Questions and Answers About the Mergers and the Special Meetings section. Please revise those two sections to ensure clarity and conciseness of disclosure. In this regard, we suggest you limit the Questions and Answers About the Mergers and the Special Meetings section to procedural matters relating to the meeting. Further, the Summary Term Sheet should be limited to only the most material terms of the proposed transaction. See Item 1001 of Regulation M-A.

Required Unitholder Votes; Support Agreements, page 7

Required Hiland Partners Vote, page 7

9. In the last paragraph on page 7, you state that you own 2,321,471 common units and all the outstanding subordinated units of Hiland Partners and that you have entered into a support agreement to vote all of your common units and subordinated units in favor of the approval of the Hiland Partners merger agreement and the Hiland Partners merger. Please provide the aggregate percent of shares that will be voted in favor of the transactions pursuant to this support agreement.

Recommendations of the Hiland Companies Boards of Directors and Conflicts…, page 9

10. The discussions related to the conflicts committees' recommendations of the mergers implicitly pertain to the perceived benefits of the mergers. Please balance these disclosures in this subsection with a succinct summary of the probable risks related to the mergers.

11. We note that the boards unanimously determined that adoption of the merger agreements is advisable and the mergers are "fair to, and in the best interests of," the "public unitholders" of Hiland Partners and Hiland Holdings. Such defined term appears to improperly include Hiland Holdings' and Hiland Partners' directors and officers. Please revise your fairness determinations and your disclosure here and throughout the filings to more clearly and consistently indicate whether the filing

persons believe the going-private transaction is fair to unaffiliated security holders, as required pursuant to Item 1014(a) of Regulation M-A.

Special Factors, page 29

12. The information required by Items 7, 8, and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, following the Summary Term Sheet. See Rule 13e-3(e)(1)(ii). Please relocate the "Cautionary Statement Regarding Forward-Looking Information" section.

Background of the Mergers, page 29

13. Please more clearly identify who initiated and participated in the going-private process and describe the context and nature of each material action. In this regard, please disclose the contacts and discussions among Harold Hamm, Matthew Harrison, and any other party prior to the November 18, 2008 meeting between Messrs. Hamm and Harrison and Baker Botts L.L.P. in which the acquisition of the outstanding public common units of the Hiland Companies and the going-private transaction were first discussed.

14. Also, please revise to more clearly identify each person in attendance at each meeting. Where you state that "representatives of Barclays Capital," "management of the Hiland Companies," or "representatives of Wachovia Securities" performed certain tasks or attended certain meetings, please identify the individuals to whom you refer. Also, please clarify each board meeting in which Mr. Hamm, Mr. Harrison or Mr. Griffin participated.

15. We note your disclosure at the bottom of page 35 that at board meetings on February 21, 2009, each board authorized their conflict committee to exercise "certain" power and authority of each respective board. Please revise the entire "Background of the Mergers" section to provide complete disclosure relating to each event described. For example, please avoid referring to "certain" power and authority, "certain" portions of the merger agreements that were negotiated on a specific date, and "open issues" in the negotiations; instead, describe the power and authority, the portions of the merger agreement that were addressed each time, or the issues being negotiated.

16. On page 42, you list certain alternatives to the going-private transactions that you were actively investigating to maximize your unitholder value, such as marketing yourself to other companies, raising capital in the capital markets, or filing for Chapter 11 bankruptcy. Therefore, it appears you considered alternative means to accomplish the stated purposes of your going-private transaction. As appropriate, please expand your disclosure to address all alternatives considered and discuss why each alternative was or was not pursued. For any strategic alternatives pursued,

please discuss the benefits and risks associated with the alternative, and indicate why the alternatives were deemed inferior to the going-private transaction. See Item 1013(b) of Regulation M-A. Your revised disclosure must include the alternatives considered by all filing persons. For example, please discuss the reasons that you believed it was "unlikely that [you] would be able to obtain debt financing from alternative credit sources…, replace [your] arrangements under the Hiland Operating Credit Agreement, or that [you] could raise sufficient capital through the sale of equity to the public or to private investors…." As another example, please discuss the reasons that Chapter 11 bankruptcy would be "very unlikely to result in any value for [your] unitholders."

Recommendations of the Hiland Partners Conflicts Committee and Hiland…, page 53

17. We note that each board of directors adopted the respective conflict committee's conclusions and that each conflict committee considered the opinion and presentation by each financial advisor. Please note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Thus, please revise to indicate whether each conflict committee adopted the analysis and conclusion of its respective financial advisor. If not, please revise the disclosure relating to the fairness determination made by each conflict committee to include the disclosure required by Item 1014 of Regulation M-A.

18. The factors considered in recommending the approval of the mergers and determining fairness of the mergers must be explained in enough detail for unitholders to understand them. Therefore, please revise your disclosure in this section and in the similar section regarding Hiland Holdings beginning on page 67 to avoid conclusory statements or the listing of generalized areas of consideration. For example, please revise your statement on page 69 in which you state that it is the "Hiland Holdings Conflicts Committee's belief that the $2.40 per common unit cash merger consideration represented the highest per common unit consideration that could be negotiated."

19. We note your disclosure in the first paragraph on page 56 and elsewhere throughout your document, including page 70, that the committees believe that "sufficient procedural safeguards were and are present to ensure the fairness" of the Hiland Partners and Hiland Holdings mergers and to permit the Hiland Partners Conflicts Committee and the Hiland Holdings Conflicts Committee to represent effectively the interests of the companies' public unitholders. Please revise here and throughout the filing to more clearly and consistently articulate whether the committees and each filing person has determined that the going-private transaction is substantively and procedurally fair to unaffiliated unitholders. See Item 1014(a) of Regulation M-A. In

this regard, please note that we, as stated in the Current Issues Outline publicly available on our website, view officers and directors of the issuer as affiliates of that issuer.

20. Also, please expand these discussions to <u>specifically</u> address the fairness determinations of the committees and the filing persons in the absence of the procedural safeguards listed in Item 1014 of Regulation M-A. For example, please discuss what consideration the committees and filing persons gave to the fact that they did not retain unaffiliated representatives to act solely on behalf of the unaffiliated unitholders. See Item 1014 of Regulation M-A.

Opinion of Financial Advisor of Hiland Partners, page 59

21. Please clarify who engaged Jefferies beginning on page 59 of the document.

22. Please revise to disclose the data underlying the results described in this section. For example, please disclose (i) each measure used for each company in the Comparable Public Company Analysis, including the company, and (ii) the company's projected results that were used in conducting the Discounted Cash Flow Analysis (or a cross-reference to a location in the proxy statement where those results appear) and how the financial advisor derived the implied per share equity value range from that data. Also, for each analysis, please show how the information from the analysis resulted in the multiples/values disclosed and, to the extent not already done, show how multiples compare to the current transaction's value. Finally, please apply this comment also to the disclosure relating to each analysis conducted by Barclays and Wachovia described in the proxy statement.

23. In this section, you state that the opinions of Jefferies and Barclays were based upon and subject to certain assumptions, factors, and limitations described in this section. Please revise your disclosure in this section and in the section entitled "Opinion of Financial Advisor of Hiland Holdings" beginning on page 74 to include, in a bulleted format, the specific assumptions, factors, and limitations Jefferies and Barclays made in performing their analyses of the fairness of the consideration.

24. It appears that Jefferies and Barclays were provided certain non-public business, financial, and other information and certain of your internal financial projections. For example, in the second-to-last paragraph on page 60, you state that certain financial and other information was "supplied or otherwise made available to Jefferies & Company." As another example, in the third bullet-point on page 75, you state that "financial projections prepared by the management of Hiland Partners" were reviewed and analyzed by Barclays. Please confirm that all material, non-public information that formed the basis for the fairness analyses and all material assumptions underlying the information have been disclosed in this filing. Otherwise,

please provide the material information and assumptions in your revised proxy statement.

25. Please provide the disclosure required by Item 1015(b) of Regulation M-A for Jefferies and Barclays, including the methods of selecting the financial advisors, and the relationships between the filing persons and the financial advisors. Also, please quantify the compensation received by Jefferies for the past two years from any person listed in Item 1015(b)(4) of Regulation M-A. Please apply this comment to Barclays and Wachovia. In this respect, we note that the disclosure that Wachovia received "customary fees" from Harold Hamm is not sufficient to comply with the rule referenced above.

Premiums Paid Analysis, page 63

26. Please revise to identify the transactions reviewed in this analysis and the basis for their selection.

Position of HLND Schedule 13E-3 Filing Persons as the Fairness of the…, page 65

27. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed. Please revise the discussions of the fairness determinations of the Hiland Partners Conflicts Committee, the Hiland Holdings Conflicts Committee, and all the filing persons in this section and in the section entitled "Position of HPGP Schedule 13E-3 Filing Persons as to the Fairness of the Hiland Holdings Merger" to address all of these factors or explain why the committees and the filing persons did not consider any particular valuation technique. To the extent the committees and the filing persons are relying on the analyses of their financial advisors to satisfy any of their Item 1014 obligations, the committees and filing persons must <u>expressly adopt</u> such analyses and discuss them as their own to satisfy their disclosure obligations. See Instruction 2 to Item 1014 of Regulation M-A and Question and Answer No. 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

28. In this regard, please ensure that all filing persons provide their own fairness determinations. For example, you state that Joseph Griffin and Matthew Harrison believe that the Hiland Partners merger and the Hiland Holdings merger are substantively and procedurally fair to the public unitholders of Hiland Partners and Hiland Holdings based on the factors described in the sections beginning on pages 57 and 72. In these sections, you state that the boards of Hiland Partners and Hiland Holdings believe that the going-private transaction is fair based upon the recommendations of each company's conflicts committee. Please state whether Mr. Griffin and Mr. Harrison are adopting the fairness analyses of the conflict committees.

29. Also, it does not appear that you have provided a fairness determination for Harold Hamm. Please revise or advise.

Opinion of Financial Advisor of Hiland Holdings, page 74

30. Please revise your disclosure in describing the duties and authority of the Hiland Holdings Conflicts Committee to clarify that it did not engaged Barclays, which instead was engaged by the Hiland Holdings general partner. In addition, in an appropriate location in the proxy statement, please address the impact this fact had on the filing persons' determination of procedural fairness.

31. On page 84, Barclays noted that, in connection with its Selected Comparable Transaction Analysis, the majority of transactions it reviewed "were consummated in different market and industry conditions than at present." Please revise this section and the section disclosing the filing persons' fairness determination to explain how the fact stated above affected, if at all, their conclusions or determinations. Please also apply this comment to the appropriate Hiland Partners disclosure.

32. You state that the summary of the Barclays opinion is qualified in its entirety by reference to the full text of the opinion. As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise or advise.

Strategic Alternatives Analysis, page 77

33. Please discuss the bases on which the selected strategic alternatives were chosen for consideration by Barclays and disclose whether any other viable strategic alternatives were excluded from the analysis.

Discounted Cash Flow Analysis, page 81

34. Please tell us the basis for the selection of the discount rates used in this analysis. Also, please disclose the terminal value multiple ranges and explain why the financial advisor believes that these ranges are the most appropriate indicators.

Summary of Analyses of Wachovia Securities, page 91

35. We note that Wachovia made several presentations to Harold Hamm and his affiliates. Please revise the relevant disclosure to describe how each presentation differed from the one preceding it. See Item 1015(b)(6) of Regulation M-A.

Projected Financial Information, page 100

36. Please disclose all sets of projected financials management prepared. We note that the projections dated February 23 and April 28, 2009 are not disclosed. Also, please ensure that for all projected financials you disclose, you include the full projections and not only summaries.

37. Please revise the last paragraph of this section to disclose all of the assumptions made in developing the financial projections, not "certain" of them.

Primary Benefits and Detriments of the Mergers, page 106

38. Please revise this section to more fully present a reasonably detailed discussion of both the benefits and detriments of the transaction to you, the filing persons, the affiliated and unaffiliated unitholders of Hiland Partners, and the affiliated and unaffiliated unitholders of Hiland Holdings. See Instruction 2 to Item 1013 of Regulation M-A. In this regard, please consider expanding your discussion to address the following:

- the rights and protections that the federal securities laws give to shareholders of public companies;

- the substantive requirements that the federal securities laws, including the Sarbanes Oxley Act, impose on public companies;

- the various substantive requirements that the federal securities laws impose on their directors and executive officers, including restrictions on short swing trading; and

- the reporting obligations for officers, directors, and beneficial owners.

Interests of Certain Persons in the Mergers, page 108

Hiland Partners Management, page 109

39. Please disclose whether the mergers will trigger any "change of control" provisions such that management will receive payments upon the consummation of these mergers. If so, please revise your document to disclose and quantify these payments.

Certain Legal Matters, page 126

Certain Litigation, page 127

40. Please disclose the "certain other relationships between the members of the Conflicts Committees and Mr. Hamm that preclude independence" alleged in the lawsuits you describe.

Information About the Special Meeting and Voting, page 128

Voting Via Telephone or the Internet, page 129

41. In this subsection, and in the subsection entitled "Proxy Solicitation" on page 132, you state that you may solicit proxies using, among other methods, the Internet. Please describe the means by which you may solicit proxies electronically. See Item 4(a)(3) of Schedule 14A. Also, please provide us a user ID and password necessary to access any Internet websites to be used for voting, or provide the printed pages depicting the information on the site.

The Hiland Partners Merger Agreement, page 133

42. We note that in the second paragraph of this section and in the second paragraph of the section entitled "The Hiland Holdings Merger Agreement" on page 152, you state that the representations and warranties by each of the parties in the Hiland Partners and Hiland Holdings merger agreements have been made "solely" for the benefit of the other parties to those agreements. Please revise these disclosures to remove any potential implication that the merger agreements and summaries of the agreements do not constitute public disclosure under the federal securities laws.

43. Also, we note your disclosure in this section that the representations and warranties "have been qualified by disclosures that were made to the other party in connection with the negotiation of the Hiland Partners merger agreement, which disclosures are not reflected in the Hiland Partners merger agreement" and that they "may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors." Please be advised that, notwithstanding the inclusion of this general disclaimer, and the same general disclaimer regarding Hiland Holdings on page 152, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in your proxy not misleading. Please confirm your understanding in this regard and revise your document, if appropriate, to disclose all information material to an investment decision.

Conditions to Completion of the Hiland Partners Merger, page 147

44. In this section, and in the section on page 165 entitled "Conditions to Completion of the Hiland Holdings Merger," please identify which conditions to the completion of the Hiland Partners merger and the Hiland Holdings merger may be waived and which of those waivable conditions you may consider waiving.

45. Please discuss whether there is any material uncertainty as to any of the conditions to the completion of the mergers.

46. Please disclose your intentions concerning re-solicitation if material conditions of the merger agreements are waived. If you do not intend to re-solicit proxies in the event of waiver of material conditions, please disclose the associated risks.

Information Concerning the Hiland Companies, page 170

Certain Transactions between the Hiland Companies and Affiliates of…, page 170

47. We note your last sentence on page 170 in which you state that the disclosures regarding the transactions between the Hiland Companies and Harold Hamm "are based solely on the information contained in each Hiland Company's Annual Reports on Form 10-K for the years ended December 31, 2008 and 2007." This disclosure appears to indicate that you have not disclosed any transactions between the Hiland Companies and affiliates of Mr. Hamm since December 31, 2008. Please remove this statement and disclose any transactions between the Hiland Companies and affiliates of Mr. Hamm as of the most recent practicable date. Alternatively, please tell us why it is not appropriate for you to disclose this information.

48. Please discuss whether the terms of the transactions you disclose would have been similar to the terms of transactions that could have been entered into with unaffiliated third parties. If not, please discuss any differences between the terms.

Security Ownership of Certain Beneficial Owners and Management, page 187

49. Please disclose the natural person, natural persons, or the publicly registered companies who exercise the sole or shared voting or dispositive powers with respect to the shares beneficially owned by Kayne Anderson Capital Advisors, L.P., Continental Gas Holdings, Inc., Harold Hamm DST Trust, Harold Hamm HJ Trust, and Swank Capital, LLC. See the Division of Corporation Finance's Compliance & Disclosure Interpretation 240.04 for Regulation S-K (July 3, 2008).

Where You Can Find More Information, page 191

50. You state that information that you file later with us, prior to the closing of the merger, will automatically update and supersede the previously filed information and be incorporated by reference into this proxy statement. Further, we note your statement that you are incorporating by reference Exchange Act reports you will file after the date of the initial filing of this proxy statement and before the special meeting. However, it is unclear whether you are eligible to forward incorporate. Please advise. Further, Schedule 13E-3 does not provide for the forward incorporation by reference of future Exchange Act reports filed in the stated period.

Hiland Partners, LP

Schedule 13E-3

Item 2. Subject Company Information, page 2

Regulation M-A Item 1002(e), page 2

51. We note that you have disclosed in this section the initial public offering of Hiland Holdings that was conducted on September 25, 2006. However, the subject securities you discuss under Item 1002(b) of Regulation M-A relate to your common units representing your limited partner interests of which 6,292,380 were issued and outstanding as of June 30, 2009. Therefore, in addition to the current disclosure, please also disclose whether you have made an underwritten public offering of your common units representing your limited partner interests in the last three years.

*   *   *   *   *

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with any amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Daniel Duchovny, Special Counsel, at (202) 551-3619, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Lande Alexandra Spottswood, Esq.
        Vinson & Elkins LLP
        Via Facsimile